EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended March 31,
(dollar amounts in thousands)	2015	2014
Pretax income before adjustment for income from unconsolidated subsidiaries	$14,122	$21,657
Add:
Fixed charges	7,257	3,723
Adjusted pretax income	$21,379	$25,380
Fixed charges:
Interest expense	$5,698	$1,988
Estimate of interest within rental expense	1,559	1,735
Total fixed charges	$7,257	$3,723
Ratio of earnings to fixed charges	2.9	6.8